CIGNA CORPORATION
900 Cottage Grove Road
Bloomfield, Connecticut 06002

VIA EDGAR

June 10, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Jessica Livingston, Office of Finance

RE:	Cigna Corporation Registration Statement on Form S-4 File No. 333-238754 Request for Acceleration

Dear Ms. Livingston:

Reference is made to the Registration Statement on Form S-4 (File No. 333-238754) (the “Registration Statement”) filed by Cigna Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Company hereby requests the Registration Statement be declared effective at 2:00 p.m., Eastern Time, on June 12, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

CIGNA CORPORATION

By:	/s/ Amy C. Cook
	Name:	Amy C. Cook
	Title:	Associate Chief Counsel and Assistant Corporate Secretary

cc:        Joseph H. Kaufman, Esq.
  Simpson Thacher & Bartlett LLP